WAL★MART
MEXICO

02 OCT 21 9:10

FILE N°
82-4609

02055504

SUPPL

October 18, 2002

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the consolidated financial statements for the 3rd quarter 2002; the press release for 3rd quarter results, the press release for September 2002 sales, a brief dated October 15th regarding the background of our departure from ANTAD (National Association of Self-service and Department Stores) and the reports on shares repurchase for September 2002 of Wal-Mart de Mexico, S.A. de C.V., which were delivered to the Mexican Stock Exchange.

Kindly acknowledge receipt of this letter as well as what is attached by stamping and returning the enclosed copy of this letter or by a fax message to the following number: 011-52-55-5328-3557.

Sincerely,

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

Jorge Muñoz Lopez
Accounting Director

dlw 10/28

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 647 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** Quarter: **3** Year: **2002**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**53,255,930**	**100**	**49,581,669**	**100**
2	**CURRENT ASSETS**	**17,575,197**	**33**	**17,448,963**	**35**
3	CASH AND SHORT-TERM INVESTMENTS	6,391,853	12	7,879,598	16
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	342,968	1	377,619	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,313,205	2	522,622	1
6	INVENTORIES	9,310,275	17	8,429,030	17
7	OTHER CURRENT ASSETS	216,896	0	240,094	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**35,680,733**	**67**	**32,132,706**	**65**
13	PROPERTY	34,224,660	64	30,552,676	62
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	13,619,485	26	12,358,593	25
16	ACCUMULATED DEPRECIATION	13,022,817	24	11,884,373	24
17	CONSTRUCTION IN PROGRESS	859,405	2	1,105,810	2
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**17,560,381**	**100**	**17,096,482**	**100**
21	**CURRENT LIABILITIES**	**12,446,091**	**71**	**12,283,219**	**72**
22	SUPPLIERS	10,115,731	58	9,921,755	58
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	433,073	2	540,231	3
26	OTHER CURRENT LIABILITIES	1,897,287	11	1,821,233	11
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**5,095,614**	**29**	**4,747,362**	**28**
32	**OTHER LIABILITIES**	**18,676**	**0**	**65,901**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**35,695,549**	**100**	**32,485,187**	**100**
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**35,695,549**	**100**	**32,485,187**	**100**
36	**CONTRIBUTED CAPITAL**	**12,448,569**	**35**	**11,629,654**	**36**
37	PAID-IN CAPITAL STOCK (NOMINAL)	5,623,894	16	4,506,592	14
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	6,239,149	17	6,217,385	19
39	PREMIUM ON SALES OF SHARES	585,526	2	905,677	3
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**23,246,980**	**65**	**20,855,533**	**64**
42	RETAINED EARNINGS AND CAPITAL RESERVE	24,518,081	69	21,564,356	66
43	REPURCHASE FUND OF SHARES	3,543,146	10	3,885,505	12
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(7,601,979)	(21)	(7,126,130)	(22)
45	NET INCOME FOR THE YEAR	2,787,732	8	2,531,802	8

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2002**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**6,391,853**	**100**	**7,879,598**	**100**
46	CASH	17,471	0	16,014	0
47	SHORT-TERM INVESTMENTS	6,374,382	100	7,863,584	100
18	**DEFERRED ASSETS (NET)**	**0**	**100**	**0**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**12,446,091**	**100**	**12,283,219**	**100**
52	FOREING CURRENCY LIABILITIES	1,054,530	8	936,965	8
53	MEXICAN PESOS LIABILITIES	11,391,561	92	11,346,254	92
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**1,897,287**	**100**	**1,821,233**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,897,287	100	1,821,233	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**5,095,614**	**100**	**4,747,362**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	5,095,614	100	4,747,362	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**18,676**	**100**	**65,901**	**100**
68	RESERVES	18,676	100	65,901	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(7,601,979)**	**100**	**(7,126,130)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(7,601,979)	(100)	(7,126,130)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

FILE N°
82-4609

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**72,328,569**	**100**	**62,991,960**	**100**
2	COST OF SALES	57,670,757	80	50,320,595	80
3	**GROSS INCOME**	**14,657,812**	**20**	**12,671,365**	**20**
4	OPERATING EXPENSES	10,960,257	15	9,636,089	15
5	**OPERATING INCOME**	**3,697,555**	**5**	**3,035,276**	**5**
6	TOTAL FINANCING COST	(670,428)	(1)	(1,031,168)	(2)
7	**INCOME AFTER FINANCING COST**	**4,367,983**	**6**	**4,066,444**	**6**
8	OTHER FINANCIAL OPERATIONS	79,164	0	171,361	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**4,288,819**	**6**	**3,895,083**	**6**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,501,087	2	1,363,281	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**2,787,732**	**4**	**2,531,802**	**4**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**2,787,732**	**4**	**2,531,802**	**4**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**2,787,732**	**4**	**2,531,802**	**4**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**2,787,732**	**4**	**2,531,802**	**4**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**2,787,732**	**4**	**2,531,802**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

FILE N°
82-4609

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**72,328,569**	**100**	**62,991,960**	**100**
21	DOMESTIC	72,328,569	100	62,991,960	100
22	FOREIGN			0	0
23	TRANSLATED INTO DOLLARS (***)			0	0
6	**TOTAL FINANCING COST**	**(670,428)**	**100**	**(1,031,168)**	**100**
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	527,679	79	946,415	92
27	EXCHANGE PROFITS	21,119	3	20,087	2
28	GAIN DUE TO MONETARY POSITION	(121,630)	(18)	(64,666)	(6)
8	**OTHER FINANCIAL OPERATIONS**	**79,164**	**100**	**171,361**	**100**
29	OTHER NET EXPENSES (INCOME) NET	79,164	100	171,361	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,501,087**	**100**	**1,363,281**	**100**
32	INCOME TAX	1,435,682	96	1,288,028	94
33	DEFERED INCOME TAX	7,592	1	36,305	3
34	WORKERS' PROFIT SHARING	57,813	4	38,948	3
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

FILE N°
82-4609

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	0	0
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	101,365,740	88,321,709
39	OPERATION INCOME (**)	5,979,276	4,822,003
40	NET INCOME OF MAYORITY INTEREST(**)	4,615,090	4,292,112
41	NET CONSOLIDATED INCOME (**)	4,615,090	4,292,112

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

FILE N° 82-4609

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**2,787,732**	**2,531,802**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,436,805	1,536,667
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**4,224,537**	**4,068,469**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(3,030,715)	(3,462,200)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,193,822**	**606,269**
6	CASH FLOW FROM EXTERNAL FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	(546,168)	(2,742,236)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(546,168)**	**(2,742,236)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(4,025,571)**	**(3,002,945)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(3,377,917)	(5,138,912)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	9,769,770	13,018,510
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	6,391,853	7,879,598

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2002**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,436,805**	**1,536,667**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,468,383	1,335,510
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	17,431	29,849
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(49,009)	171,308
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(3,030,715)**	**(3,462,200)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(5,640)	346,336
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(445,794)	(164,087)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	104,056	33,246
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(2,668,214)	(3,582,176)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(15,123)	(95,519)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	**0**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(546,168)**	**(2,742,236)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(300,678)	(590,740)
31	(-) DIVIDENS PAID	(245,490)	(2,151,496)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(4,025,571)**	**(3,002,945)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(3,773,009)	(2,733,157)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	69,469	65,210
39	+ (-) OTHER ITEMS	(322,031)	(334,998)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

FILE N°
82-4609

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	3.85	%	4.02	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	12.93	%	13.21	%
3	NET INCOME TO TOTAL ASSETS (**)	8.67	%	8.66	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	5.63	%	55.60	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	4.36	%	2.55	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.90	times	1.78	times
7	NET SALES TO FIXED ASSETS (**)	2.84	times	2.75	times
8	INVENTORIES ROTATION (**)	9.23	times	8.96	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	1	days	1	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	32.97	%	34.48	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.49	times	0.53	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	6.01	%	5.48	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.00	times	0.00	times
16	NET SALES TO TOTAL LIABILITIES (**)	5.77	times	5.17	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.41	times	1.42	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.66	times	0.73	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.00	times	1.02	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	51.36	%	64.15	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	5.84	%	6.46	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(4.19)	%	(5.50)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00	times	0.00	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	93.73	%	91.02	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2002**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.03		$ 0.96	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.03		$ 0.96	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 7.97		$ 7.31	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.31	pesos	$ 0.45	pesos
10	DIVIDEND IN SHARES PER SHARE	0.01	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	3.10	times	2.86	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	24.08	times	21.63	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

NOTE 1 - PREMIUM ON SALE OF SHARES

REFERENCE S-39 OF THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM "PREMIUM ON SALE OF SHARES", THE STOCK OPTION PLAN FUND FOR PERSONNEL IS INCLUDED IN BOTH YEARS.

NOTE 2 - ACCUMULATED EFFECT OF DEFERRED INCOME TAX

THE INITIAL EFFECT OF THE DEFERRED INCOME TAX IS AN OWNER'S EQUITY REDUCTION OF PS. 4,525,354, THIS EFFECT IS INCLUDED IN REFERENCE S-42 OF THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM "RETAINED EARNINGS AND CAPITAL RESERVE".

NOTE 3 - RATIOS CONSOLIDATED

SINCE THE "SIFIC" SYSTEM CANNOT RECORD RESULTS ON A TWELVE MONTH BASIS FOR ITEMS OF THE STATEMENT OF RESULTS AS WELL AS FOR THE FINANCIAL STATEMENT, THE CALCULATIONS ARE THUS INCLUDED ON THOSE BASES AND ARE AS FOLLOW:

REF P	CONCEPTS		QUARTER CURRENT	QUARTER PREVIOUS
	YIELD			
2	NET INCOME TO STOCK HOLDERS' EQUITY	(**)	13.41%	13.25%
3	NET INCOME TO TOTAL ASSETS	(**)	8.70%	8.73%
	ACTIVITY			
6	NET SALES TO NET ASSETS	(**)	1.91 TIMES	1.80 TIMES
7	NET SALES TO FIXED ASSETS	(**)	2.97 TIMES	2.83 TIMES
	LEVERAGE			
16	NET SALES TO TOTAL LIABILITIES	(**)	5.44 TIMES	5.27 TIMES

(**) = INFORMATION REGARDING LAST TWELVE MONTHS

NOTE 4 - CHARACTERISTICS OF THE SHARES

WAL-MART DE MEXICO SHARES ARE AT UNEXPRESSIVE NOMINAL VALUE.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

NOTE 5 - DATA PER SHARE

THE REFERENCE D-9 OF DATA PER SHARE, THE AMOUNT OF CASH DIVIDEND ACUMULATED PER SHARE IS PRESENTED TO NOMINAL VALUE.

NOTE 6 - CASH FLOW FROM INTERNAL FINANCING

THE REFERENCE C-30 OF THE MAIN ITEMS BREAKDOWN OF THE STATEMENT OF CHANGES IN THE FINANCIAL SITUATION, THE TOTAL AMOUNT REPORTED IN BOTH QUARTERS INCLUDE THE REPURCHASE OF OWN SHARES.

NOTE 7 - CEDULE FOR THE DETERMINATION OF NFEAR

THE BOX "FACTOR TO DETERMINE THE NFEAR" OF ANNEX 12-A, DOES NOT PERMIT TYPE DECIMAL NUMBERS. THE FACTOR IS 0.9286.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

DIRECTOR REPORT (1)

FILE N°
82-4609

ANNEX 1

CONSOLIDATED
Final Printing

COMPANY SALES FOR THE JULY - SEPTEMBER 2002 PERIOD AMOUNTED TO $24,258 MILLION, CONSTITUTING A 13.4% INCREASE IN REAL TERMS OVER THE THIRD QUARTER OF 2001, THAT IS AFTER HAVING DISCOUNTED THE INFLATION FOR THE PERIOD. COMPARABLE SALES FOR THOSE UNITS WITH MORE THAN ONE YEAR IN OPERATION GREW BY 3.5%, AS OPPOSED TO THE SAME QUARTER LAST YEAR. COMP STORE SALES GROWTH FOR THE JANUARY - SEPTEMBER 2002 PERIOD CAME TO 4.9%.

OUR "EVERY DAY LOW PRICES" PHILOSOPHY CONTINUES TO BE WELL-ACCEPTED BY OUR CUSTOMERS, AS CAN BE WITNESSED BY THE 3.5% INCREASE IN CUSTOMERS SERVED IN COMPARABLE STORES AND THE 1.4% INCREASE IN THE AVERAGE TICKET FOR THE FIRST NINE MONTHS IN 2002, AS COMPARED TO THE SAME PERIOD IN 2001.

THE GROSS PROFIT MARGIN FOR THE THIRD QUARTER REACHED 20.4%, 10 BASE POINTS OVER THAT REPORTED FOR THE PREVIOUS YEAR. IN MONETARY TERMS, THE GROSS PROFIT WAS 14.1% HIGHER THAN LAST YEAR. QUARTERLY OPERATING EXPENSES WERE 15.0% OF SALES, A 20-BASE POINT DROP COMPARED TO LAST YEAR. THE OPERATING INCOME GREW 20.1% IN REAL TERMS AND REACHED 5.4% OF SALES, A 30-BASE POINT IMPROVEMENT OVER LAST YEAR.

EBITDA CAME TO $1,808 MILLION, 7.5% OF SALES, WHICH IS 17.5% HIGHER THAN THE FIGURE REPORTED FOR THE PREVIOUS YEAR.

NET INCOME FOR THE QUARTER INCREASED 12.1% IN REAL TERMS TO $962 MILLION, 4.0% OF SALES WHEN COMPARED TO THE SAME PERIOD LAST YEAR.

WE OPENED THIRTEEN OPERATING UNITS DURING THE JULY - SEPTEMBER 2002 PERIOD: FOUR WAL-MART SUPERCENTERS, TWO BODEGAS, ONE SAM'S CLUB AND SIX VIPS RESTAURANTS. DURING OCTOBER WE ALSO OPENED A BODEGA, THUS 38 OPENINGS YEAR-TO-DATE, WITH 585 STORES AND RESTAURANTS CURRENTLY IN OPERATION.

IN ADDITION TO THE ABOVE, OUR EXPANSION PROGRAM FOR THE FOURTH QUARTER OF THIS YEAR INCLUDES THE OPENING OF FIVE BODEGAS, ONE WAL-MART SUPERCENTER, ONE SAM'S CLUB AND FIVE RESTAURANTS.

THE COMPANY INVESTED $3,773 MILLION IN FIXED ASSETS AND $301 MILLION TO REPURCHASE 13.2 MILLION SHARES IN "C" SERIES STOCK. AS OF SEPTEMBER 30, 2002, THE COMPANY HAD $6,392 MILLION IN CASH ON HAND.

MEXICO, D.F., OCTOBER 16, 2002

CESAREO FERNANDEZ GONZALEZ

NOTE 1 - PRINCIPAL ACCOUNTING POLICIES:

FINANCIAL INFORMATION PERTAINING TO THE CURRENT FISCAL YEAR AS WELL AS PREVIOUS ONE IS RESTATED IN THOUSANDS OF MEXICAN PESOS OF PURCHASING POWER AT SEPTEMBER 2002, THROUGH FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX, UNLESS OTHERWISE INDICATED.

NOTE 2 - DEFERRED INCOME TAX:

THE INITIAL EFFECT OF DEFERRED INCOME TAX CAUSED BY THE APPLICATION OF BULLETIN D-4 "ACCOUNTING FOR INCOME TAX, ASSET TAX AND EMPLOYEE PROFIT SHARING" ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS IS AN OWNER'S EQUITY REDUCTION OF PS. 4,525,354.

NOTE 3 - STOCK MARKET CREDITS:

NON-APPLY

NOTE 4 - CONTINGENT LIABILITIES AND COMMITMENTS:

THERE WERE NO COMMITMENTS IN U.S. DOLLAR AT SEPTEMBER 30, 2002.

NOTE 5 - SENIORITY PREMIUMS

THE COMPANY SET UP A TRUST FUND TO COVER THE PAYMENT OF SENIORITY PREMIUMS ACCRUING TO EMPLOYEES.

NOTE 6 - SHAREHOLDER'S EQUITY:

	NOMINAL VALUE	RESTATEMENT INCREASE	TOTAL
SHARES PLAN FUND	PS.(1,183,402)	PS.(192,637)	PS.(1,376,039)
PREMIUM ON SALE OF SHARES	609,819	1,351,746	1,961,565
PREMIUM ON SALE OF SHARES	PS.(573,583)	PS. 1,159,109	PS. 585,526

	NOMINAL VALUE	RESTATEMENT INCREASE	TOTAL
LEGAL RESERVE	PS. 935,984	PS. 1,114,014	PS. 2,049,998
RETAINED EARNINGS FROM PREVIOUS YEARS	15,016,086	11,977,351	26,993,437
INITIAL EFFECT OF DEFERRED INCOME TAX	(3,827,449)	(697,905)	(4,525,354)
RETAINED EARNINGS AND CAPITAL RESERVE	PS.12,124,621	PS.12,393,460	PS.24,518,081
REPURCHASE FUND OF SHARES	PS. 1,331,376	PS. 2,211,770	PS. 3,543,146
NET INCOME FOR THE YEAR	PS. 2,743,048	PS. 44,684	PS. 2,787,732

NOTE 7 - REPURCHASE FUND OF SHARES:

AT SEPTEMBER 30, 2002, THE COMPANY REPURCHASED 266,233,702 SERIES "C" SHARES AND 112,061,000 SERIES "V" SHARES. THIS REPURCHASE OF SHARES IMPLIED A REDUCTION OF PS. 386,560 IN THE THEORETICAL HISTORICAL VALUE OF CAPITAL STOCK EQUAL TO PS. 490,697 RESTATED FOR INFLATION THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST ACQUIRED OF THE SHARE WAS APPLIED TO THE PREVIOUSLY ESTABLISHED RESERVE FOR REPURCHASE OF SHARES.

NOTE 8- AGREEMENTS REACHED AT THE SHAREHOLDERS' ORDINARY MEETING HELD ON FEBRUARY 27, 2002:

1. APPROVAL OF THE MAXIMUM AMOUNT TO BE USED BY THE COMPANY TO REPURCHASE OWN SHARES. SAID AMOUNT IS PS. 3,717,512 (NOMINAL).

2. TO CANCEL 24,734,200 SERIES "C" SHARES THAT WAS REPURCHASED BY THE COMPANY.

3. TO INCREASE THE LEGAL RESERVE BY PS. 209,696 (NOMINAL) CHARGED TO THE ACCUMULATED PROFIT ACCOUNT. SAID AMOUNT AT SEPTEMBER 30, 2002 CONSTANT PESOS AMOUNTS TO PS. 216,038.

4. APPROVAL OF THE PROJECT TO PAY A DIVIDEND WHICH, IF THE SHAREHOLDER WISHES, IS PAID IN CASH (PS. 0.31 NOMINAL PESOS PER SHARE REPRESENTING THE COMPANY'S CAPITAL STOCK, NOTWITHSTANDING THE SERIES) OR COMPANY SHARES (ONE NEW "C" SERIES SHARE PER 75 OUTSTANDING SHARES POSSESSED BY THE SHAREHOLDER).

5. INCREASING THE VARIABLE PART OF THE COMPANY'S CAPITAL STOCK BY ISSUING 59,251,441 NEW "C" SERIES SHARES TO BE USED EXCLUSIVELY TO BE PAID TO SHAREHOLDERS CHOOSING TO RECEIVE THE DIVIDEND MENTIONED ABOVE IN SHARES. NEW SHARES THAT ARE NOT UNDERSIGNED AND GIVEN TO SHAREHOLDERS SHALL BE CANCELLED AS SHALL THE SAME PROPORTION OF THE COMPANY'S CAPITAL STOCK.

BASED ON THE AGREEMENTS 4 AND 5 ABOUT DIVIDEND DISTRIBUTION, 48,896,947 NEW SERIES "C" SHARES WERE GIVEN TO THE SHAREHOLDERS, WHICH REPRESENTS A VARIABLE PS. 1,136,854 (NOMINAL) CAPITAL STOCK INCREASE.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

FILE N°
82-4609

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	\WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 NUEVA WAL-MART	GEN. MERCHANDISE SALES	881,712	99.99	881,712	3,655,065
2 SUBURBIA	DEPARTMENT STORES	274,923	99.99	274,923	426,246
3 VIPS	RESTAURANTS	41,000	99.99	41,000	933,870
4 CORPORATE ENTITIES	PROFESIONAL OUTSOURCE	367,529	99.99	495,276	1,370,341
5 REAL ESTATE	R.E. DEVELOPMENT	14,016,215	99.99	14,016,215	34,550,331
TOTAL INVESTMENT IN SUBSIDIARIES				**15,709,126**	**40,935,853**
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**40,935,853**

NOTES

THE COLUMN "NUMBER OF SHARES" IS EQUIVALENT TO THE SOCIAL PART EXPRESSED IN THOUSANDS THAT WAL-MART DE MEXICO, S.A. DE C.V. HAS OF THE SUBSIDIARIES; THEY ARE SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

FILE N° 82-4609

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	10,259,695	1,496,912	8,762,783	10,277,053	4,332,983	14,706,853
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	288,888	82,321	206,567	73,967	56,598	223,936
OFFICE EQUIPMENT	5,557,931	1,816,610	3,741,321	5,230,719	3,615,428	5,356,612
COMPUTER EQUIPMENT	1,626,747	878,393	748,354	841,233	743,572	846,015
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**17,733,261**	**4,274,236**	**13,459,025**	**16,422,972**	**8,748,581**	**21,133,416**
NOT DEPRECIATION ASSETS						
GROUNDS	4,046,690	0	4,046,690	9,641,222	0	13,687,912
CONSTRUCTIONS IN PROCESS	859,405	0	859,405	0	0	859,405
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**4,906,095**	**0**	**4,906,095**	**9,641,222**	**0**	**14,547,317**
TOTAL	**22,639,356**	**4,274,236**	**18,365,120**	**26,064,194**	**8,748,581**	**35,680,733**

NOTES

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 3 YEAR: 2002

FILE N° 82-4609

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
SUPPLIERS																
SELF SERVICE STORE			8,674,648	0	0	0	0	0	0	0	733,140	0	0	0	0	0
DEPARTMENT STORE			394,878	0	0	0	0	0	0	0	193,440	0	0	0	0	0
RESTAURANTS			112,239	0	0	0	0	0	0	0	7,386	0	0	0	0	0
TOTAL SUPPLIERS			9,181,765	0	0	0	0	0	0	0	933,966	0	0	0	0	0
OTHER CURRENT LIAB W/O COST			1,776,723	0	0	0	0	0	0	0	120,564	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			1,776,723	0	0	0	0	0	0	0	120,564	0	0	0	0	0
			10,958,488	0	0	0	0	0	0	0	1,054,530	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2002**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE Nº
82-4609

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	494,588	4,679,590	0	0	4,679,590
TOTAL	**494,588**	**4,679,590**			**4,679,590**
NET BALANCE	**(494,588)**	**(4,679,590)**			**(4,679,590)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**137,348**	**1,401,846**	0	0	**1,401,846**
LIABILITIES POSITION	**103,319**	**1,054,530**			**1,054,530**
SHORT TERM LIABILITIES POSITION	103,319	1,054,530	0	0	1,054,530
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**34,029**	**347,316**			**347,316**

NOTES

PS. 10.2065 RATE OF EXCHANGE AMERICAN DOLLAR.

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

FILE N° 82-4609

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	12,411,528	15,595,736	3,184,208	0.92	29,295
FEBRUARY	12,568,394	14,612,441	2,044,047	0.06	(1,226)
MARCH	11,135,536	14,797,447	3,661,911	0.51	18,676
APRIL	11,802,912	15,001,976	3,199,064	0.55	17,595
MAY	10,380,541	13,237,826	2,857,285	0.20	5,715
JUNE	10,671,607	13,817,746	3,146,139	0.49	15,416
JULY	11,395,476	14,052,579	2,657,103	0.29	7,706
AUGUST	10,483,256	12,954,116	2,470,860	0.38	9,389
SEPTEMBER	11,176,865	14,004,905	2,828,040	0.60	16,968
ACTUALIZATION:	0	0	0	0.00	2,096
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**121,630**

NOTES

MONETARY LIABILITIES DO NOT INCLUDE THE INITIAL EFFECT OF THE DEFERRED INCOME TAX OF PS. 3,827,449 (NOMINAL); THE MONETARY EFFECT OF THIS LIABILITY IS PRESENTED IN DEFERRED INCOME TAXES.

THE BOXES IN THE MONTHLY INFLATION COLUMN DO NOT PERMIT NEGATIVE NUMBERS; THE CORRESPONDING INFLATION RATE IN FEBRUARY WAS -0.06%.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2002**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NON - APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED
NON - APPLY

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2002**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
SELF-SERVICE HYPERMARKETS	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	682,093	100
SELF-SERVICE DISCOUNT STORE	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	548,928	100
SUPERMARKETS	GROCERIES SALES AND FRESH	71,875	100
SELF-SERVICE WHOLESALES	MEMBERSHIP GENERAL MERCHANDISE WHOLESALE OUTLETS	431,815	100
APPAREL STORES	APPAREL AND ACCESORY SALE	254,169	100
RESTAURANTS	RESTAURANT-INTERNATIONAL, MEXICAN AND ITALIAN	56,394	100

NOTES

REGARDING RESTAURANTS THE NUMBER OF SEATS IS PRESENTED AS THE INSTALLED CAPACITY.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

FILE Nº
82-4609

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON - APPLY					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

FILE N°
82-4609

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NON AVAILABLE				72,328,569			
TOTAL				72,328,569			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER: 3 YEAR: 2002

FILE N° 82-4609

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NON - APPLY							
TOTAL				0			

NOTES

STOCK EXCHANGE COI WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 3 YEAR: 2002

FILE N° 82-4609

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 9,576,798

Number of shares Outstanding at the Date of the NFEA: (Units) — 4,443,858,098

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JANUARY 1 TO 31 OF DECEMBER OF 2001

FISCAL EARNINGS	4,366,400
- DETERMINED INCOME	13,477
+ DEDUCTED WORKER'S PROF	11,531
- DETERMINED WORKER	41,236
- DETERMINED RFE	4,327,894
- NON DEDUCTABLES	8,801
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF SEPTEMBER OF 2002 — 9,952,861

Number of shares Outstanding at the Date of the NFEA: (Units) — 4,479,602,245

STOCK EXCHANGE COI WALMEX QUARTER: 3 YEAR: 2002

RAZON SOCIAL: **WAL - MART DE MEXICO, S.A. DE C.V.**

FILE N° 82-4609

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001**	4,972,594
Number of Shares Outstanding at the Date of the NFEAR: (Units)	4,443,858,098

X ARE FIGURES FISCALLY AUDITED? X ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
2	C V	4,443,858,098.00	10/04/2002	240,742.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD JANUARY 1 TO 31 OF DECEMBER OF 2001

FISCAL EARNINGS:	4,366,400
+ DEDUCTED WORKER'S PROFIT SHA	11,531
- DETERMINED INCOME TAX:	41,236
- NON-DEDUCTABLES	8,801
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	4,327,894
- INCOME TAX (DEFERED ISR):	1,298,368
* FACTOR TO DETERMINE THE NFEAR:	9,286
NFER FROM THE PERIOD	2,813,218

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF SEPTEMBER OF 2002	4,224,150
Number of shares Outstanding at the Date of the NFEAR (Units)	4,479,602,245

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED
Final Printing

FILE N°
82-4609

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
C		40	69,565,963	500,911,558		570,477,521	87,336	628,867
V		40	348,612,432	3,560,512,292		3,909,124,724	437,664	4,470,027
TOTAL			**418,178,395**	**4,061,423,850**	**0**	**4,479,602,245**	**525,000**	**5,098,894**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
4,479,602,245
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
V	0	0.00000	24.73000
C	13,152,800	22.76340	21.25000

FILE N°
82-4609

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF SEPTEMBER OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

JORGE MUÑOZ LOPEZ
ACCOUNTING DIRECTOR

JORGE PORTILLA FABIAN
ACCOUNTING MANAGER

MEXICO, D.F., AT OCTOBER 16 OF 2002

FILE N°
82-4609

WAL*MART
MEXICO

FREE TRANSLATION, NOT TO THE LETTER

For immediate release:
October 16, 2002

Wal-Mart de Mexico S.A. de C.V. (WALMEX) announces Third Quarter results

Mexico City, October 16, 2002. Today, Wal-Mart de Mexico reported third quarter results. A 13% increase in sales combined with a lower level of operating expenses, allowed operating income to increase 20% over last year's same period.
EBITDA for the quarter amounted to $1,808 million pesos and represented 7.5% of sales, a growth in real terms of 17% over last year's levels.

The main figures are:

Third Quarter (July-September):

	2002		2001		Real Growth
	Mx$ Millions	% of sales	Mx$ Millions	% of sales	%
Sales	24,258	100.0	21,399	100.0	13
Gross Margin	4,956	20.4	4,345	20.3	14
Operating Expenses	3,647	15.0	3,255	15.2	12
Operating Income	1,309	5.4	1,090	5.1	20
EBITDA	1,808	7.5	1,539	7.2	17
Income before taxes	1,481	6.1	1,321	6.2	12
Net Income	962	4.0	859	4.0	12

Cumulative figures as of Third Quarter (January-September):

	2002		2001		Real Growth
	Mx$ Millions	% of sales	Mx$ Millions	% of sales	%
Sales	72,329	100.0	62,992	100.0	15
Gross Margin	14,658	20.3	12,671	20.1	16
Operating Expenses	10,960	15.2	9,636	15.3	14
Operating Income	3,698	5.1	3,035	4.8	22
EBITDA	5,166	7.1	4,371	6.9	18
Income before taxes	4,289	5.9	3,895	6.2	10
Net Income	2,788	3.9	2,532	4.0	10

The Company's cash position as of the end of the third quarter of 2002 was $6,392 million Mexican pesos, equivalent to $626 million dollars.

Installed capacity as of September 30, 2002

FORMAT	Sq.ft. sales area
Sam's Club	4,648,057
Bodega	5,908,661
Wal-Mart Supercenter	7,342,049
Superama	773,663
Suburbia	2,735,875
	Seats
Restaurants	56,394

Openings January-September, 2002:

FORMAT	# OF UNITS
Sam's Club	3
Bodega	7
Wal-Mart Supercenter	12
Superama	1
Restaurants	14
TOTAL	***37***

Additionally, during October we have opened one Bodega in Pachuca, Hidalgo.

Company Description:
Wal-Mart de Mexico (WALMEX) is a Retail Sector company and its shares have been traded on the Mexican Stock Exchange since 1977. Nation-wide, Wal-Mart de Mexico operates 585 retail units, which include self-service stores, apparel department stores and restaurants distributed as shown:

SELF-SERVICE STORES: 279 UNITS

49	Sam's Club
111	Bodega
74	Wal*Mart Supercenter
45	Superama

APPAREL DEPARTMENT STORES: 50 UNITS

RESTAURANTS: 256 UNITS, including 16 franchises

Web Pages:
www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

FILE N° 82-4609

WAL*MART
MEXICO

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS SEPTEMBER 2002 SALES

For immediate release:
Mexico City, October 9, 2002

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of September 2002, sales were $8,009 million pesos, an amount that represents a 11% increase over sales reported the same month last year, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase in real terms of 1.2%, compared to the same month of 2001.

	September		January – September	
	2002	2001	2002	2001
Total sales growth (%)	11.0	17.0	14.8	14.7
Comparable sales growth (%)	1.2	8.9	4.9	5.7

Considering the five-week period from August 31 to October 4, 2002 that compares with the five-week period ending October 5, 2001, as well as the thirty-nine week period form January 5 to October 4, 2002 and that compares with the thirty-nine week period that ended October 5, 2001, sales growth was as follows:

	5 weeks		39 weeks	
	2002	2001	2002	2001
Total sales growth (%)	13.3	14.7	15.1	14.8
Comparable sales growth (%)	3.4	6.7	5.1	5.8

Sales for the Third Quarter (July – September 2002) amounted to $24,258 million pesos, an amount that represents a 13.4% total sales increase and a 3.5% comparable store sales increase over last year's same period.

Openings during the month of September:

1 Sam's Club in Irapuato, Guanajuato
1 Wal-Mart Supercenter in Guadalajara, Jalisco
1 Bodega in Tulancingo, Hidalgo
1 Bodega in Monterrey, Nuevo Leon
2 Restaurants in Guadalajara, Jalisco

Openings January – October 9, 2002:

FORMAT	# OF UNITS
Sam's Club	3
Wal-Mart Supercenter	12
Bodega	7
Superama	1
Restaurants	14
TOTAL	***37***

Third Quarter Results Release Date:

The Company informs that Third Quarter Results will be released next October 16, 2002.

Company Description:

Wal-Mart de Mexico (WALMEX) is a Retail Sector company and its shares have been traded on the Mexican Stock Exchange since 1977. Nation-wide, Wal-Mart de Mexico operates 584 retail units, which include self-service stores, apparel department stores and restaurants distributed as shown:

SELF-SERVICE STORES: 278 UNITS

49	Sam's Club
74	Wal*Mart Supercenters
110	Bodega Stores
45	Superama Supermarkets

APPAREL DEPARTMENT STORES: 50 UNITS

RESTAURANTS: 256 UNITS, including 16 franchises

Web Pages:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

WAL★MART

MEXICO

FILE Nº
82-4609

FREE TRANSLATION, NOT TO THE LETTER

October 15 , 2002

ASOCIACIÓN NACIONAL DE TIENDAS DE AUTOSERVICIO Y DEPARTAMENTALES, A.C.

Dear Sirs:

Wal-Mart de Mexico, throughout the years and as a founding member of ANTAD, has always striven for a healthy, respectful and open competition that, in turn, allows for the development of the retail sector in Mexico, together with benefiting consumers. Thus, we are troubled by the fact that some of the Association's retail members oppose the use of price comparisons as a commercial practice, to the point of trying to forbid any chain belonging to ANTAD from following this practice, thus hindering free enterprise within the market.

By banning the use of price comparisons, it will eliminate a tool used by millions of consumers throughout the country, hence erasing the advantage of a point of reference for choosing where to shop.

The case in point is the erroneously called "Code of Ethics for ANTAD members" approved during the ANTAD Board of Directors meeting held this past October 4th. Said code states, **"the practice of Price Comparisons, which lists names and/or prices for any competitor, shall no longer be supplied the consumer in any way or fashion."** (Attached herein is the complete document discussed and approved by the Association Board of Directors, during the aforementioned meeting)

We wish to reiterate our opposition to the current trend supported by the National Association of Self-service and Department Stores (ANTAD), thus their attempt at establishing conspiratorial agreements among competitors. The purpose is to waive their right to compete, which is in direct contradiction to current Economic Competition regulations and policy, as it is detrimental to the Mexican retail sector and to consumer interests. We therefore have but one recourse, which is to announce our decision to leave the Association as of this date.

Wal-Mart de Mexico has, and shall always, contribute willingly to the development of the retail sector. Therefore, should the Association deem it proper to eliminate the recently approved ban relative to the open and honest dissemination of prices, it will be a pleasure for us to return to the Association to which we have belonged as founding members since July 11, 1983.

The **CUSTOMER ALWAYS COMES FIRST** for Wal-Mart de Mexico, and therefore we reiterate our commitment to Mexican consumers.

Sincerely

WAL MART DE MEXICO

ATTACHMENT
Document discussed and approved during the ANTAD Board of Directors meeting held this past October 4th

PROPOSED CODE OF ETHICS FOR ANTAD MEMBERS

RESOLUTIONS

1. A competitive market constitutes the most effective mechanism for protecting the interests of Mexican consumers.

2. In a free and open market, economic players compete with each other in service levels, product quality, and the value for the money afforded Mexican consumers.

3. Economic players seek to permanently improve operating efficiency in the interest of Mexican consumers.

4. Within their commercial operations, economic players are bound to follow that contained in the Federal Law on Economic Competition (LFCE) without incurring in the following: "actions, contracts, agreements, or combinations whose purpose or effect is tantamount to unduly displacing or attempting to displace other market players; and substantially hindering their access to, or establishing exclusive advantages for one or more individuals;" (ART. 10, LFCE), especially in cases regarding:

    a. "Price impositions or any other condition that a distributor or supplier must follow when selling or distributing goods or services." (ART. 10, paragraph II, LFCE)
    b. "The sale or transaction subject to the condition of not using or acquiring, selling or supplying goods or services produced, processed, distributed or marketed by a third party." (ART. 10, paragraph IV, LFCE)

5. The aforementioned resolutions fully coincide with the intent and purposes set forth in the bylaws of the National Association of Self-service and Department Stores (ANTAD), which state, among other points, the following:

    1. "Raise the standards for commercial ethics of its members and commerce in general", (Clause Four, paragraph V, ANTAD bylaws).
    2. "Encourage free enterprise and open competition, in benefit of society" (Clause Four, paragraph VII, ANTAD bylaws).

6. Pursuant to the eleventh clause of the Association Bylaws, "all Members are bound to: comply with the precepts of the current bylaws and the Association Code of Ethics (Paragraph I), and observe any and all General Assembly resolutions and Board of Director agreements." (Paragraph IV).

In virtue of the above, the following commitments to an internal Code of Ethics are proposed, and are to be mandatory for all Association members:

COMMITMENTS

1. ADVERTISING DETRIMENTAL TO THE SECTOR: There shall be no advertising campaigns allowed that taint or can taint the image of the retail sector. The resounding principle will be to highlight the benefits obtained by consumers when shopping in member stores.

2. NEGATIVE ADVERTISING AMONG MEMBERS: No advertising campaigns that insinuate, present or highlight any aspect regarding the operations of other competitors shall be conducted, nor those which may create a change in consumer preferences. The underlying tenet in all cases shall be that members compete with each other based on level of service, product quality, and the value offered the consumers for their money.

3. PRICE COMPARISONS: In keeping with the above, consumers shall no longer be supplied, in any way or fashion, price comparisons that mention any competitor's name and/or prices.

4. NEGATIVE INFORMATION REGARDING OTHER MEMBERS: Under no circumstances shall there be information disseminated through the media, nor information through a company's internal structure that affects or hopes to affect the image of another member.

SANCTIONS

Pursuant to that contained under clause twelve of the Bylaws for ANTAD, "the General Assembly may, at the behest of the Board of Directors, decree the exclusion of one or more Members who conduct actions contrary to that pursued by the Association, or who are in non-compliance with the current Bylaws."

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

September 3,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
03/09/2002	BUY	25,900	SOCIAL	23.05	596,995	ACCIV	Balance as of last report	8,337,900	575,292,421
03/09/2002	BUY	48,200	SOCIAL	23.10	1,113,420	ACCIV			
03/09/2002	BUY	24,600	SOCIAL	23.19	570,474	ACCIV			
03/09/2002	BUY	211,300	SOCIAL	23.20	4,902,160	ACCIV			
03/09/2002	BUY	30,000	SOCIAL	23.21	696,300	ACCIV			
03/09/2002	BUY	96,000	SOCIAL	23.25	2,232,000	ACCIV			
03/09/2002	BUY	12,000	SOCIAL	23.27	279,240	ACCIV			
03/09/2002	BUY	194,000	SOCIAL	23.30	4,520,200	ACCIV			
03/09/2002	BUY	108,000	SOCIAL	23.35	2,521,800	ACCIV			
							Balance as of current report	9,087,900	574,542,421
								Balance as of last report	Balance as of current report
TOTAL		750,000			17,432,589		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
					-		Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	190,818,893	10,467,779	180,351,120	-
Balance as of current report	208,251,482	11,409,363	196,842,125	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

September 4,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
04/09/2002	BUY	264,100	SOCIAL	23.05	6,087,505	ACCIV	Balance as of last report	9,087,900	574,542,421
04/09/2002	BUY	144,400	SOCIAL	23.10	3,335,640	ACCIV			
							Balance as of current report	9,496,400	574,133,921
								Balance as of last report	Balance as of current report
TOTAL		408,500			9,423,145		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
					-		Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	208,251,482	11,409,363	196,842,125	-
Balance as of current report	217,674,627	11,922,212	205,752,421	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

September 5,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
05/09/2002	BUY	58,400	SOCIAL	22.91	1,337,944	ACCIV	Balance as of last report	9,496,400	574,133,921
05/09/2002	BUY	122,200	SOCIAL	23.00	2,810,600	ACCIV			
							Balance as of current report	9,677,000	573,953,321
								Balance as of last report	Balance as of current report
TOTAL		180,600			4,148,544		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
					-		Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	217,674,627	11,922,212	205,752,421	-
Balance as of current report	221,823,171	12,148,945	209,674,232	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

September 11,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
11/09/2002	BUY	15,000	SOCIAL	23.40	351,000	ACCIV	Balance as of last report	9,677,000	573,953,321
11/09/2002	BUY	60,700	SOCIAL	23.50	1,426,450	ACCIV			
							Balance as of current report	9,752,700	573,877,621
								Balance as of last report	Balance as of current report
TOTAL		75,700			1,777,450		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	221,823,171	12,148,945	209,674,232	-
Balance as of current report	223,600,621	12,243,982	211,356,645	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

September 12,2002

COMPANY NAME

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
12/09/2002	BUY	73,100	SOCIAL	23.35	1,706,885	ACCIV	Balance as of last report	9,752,700	573,877,621
12/09/2002	BUY	15,100	SOCIAL	23.40	353,340	ACCIV			
12/09/2002	BUY	10,000	SOCIAL	23.48	234,800	ACCIV			
12/09/2002	BUY	40,000	SOCIAL	23.50	940,000	ACCIV			
							Balance as of current report	9,890,900	573,739,421
								Balance as of last report	Balance as of current report
TOTAL		138,200			3,235,025		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	223,600,621	12,243,982	211,356,645	-
Balance as of current report	226,835,646	12,417,484	214,418,168	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

September 13,2002

COMPANY NAME

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
13/09/2002	BUY	41,200	SOCIAL	23.40	964,080	ACCIV	Balance as of last report	9,890,900	573,739,421
13/09/2002	BUY	30,500	SOCIAL	23.44	714,920	ACCIV			
13/09/2002	BUY	740,200	SOCIAL	23.45	17,357,690	ACCIV			
							Balance as of current report	10,702,800	572,927,521
								Balance as of last report	Balance as of current report
TOTAL		811,900			19,036,690		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	226,835,646	12,417,484	214,418,168	-
Balance as of current report	245,872,336	13,436,780	232,435,562	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

September 17,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
17/09/2002	BUY	44,700	SOCIAL	23.10	1,032,570	ACCIV	Balance as of last report	10,702,800	572,927,521
17/09/2002	BUY	5,300	SOCIAL	23.20	122,960	ACCIV			
17/09/2002	BUY	35,000	SOCIAL	23.30	815,500	ACCIV			
17/09/2002	BUY	25,000	SOCIAL	23.38	584,500	ACCIV			
17/09/2002	BUY	65,000	SOCIAL	23.39	1,520,350	ACCIV			
17/09/2002	BUY	75,000	SOCIAL	23.40	1,755,000	ACCIV			
							Balance as of current report	10,952,800	572,677,521
								Balance as of last report	Balance as of current report
TOTAL		250,000			5,830,880		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	245,872,336	13,436,780	232,435,562	-
Balance as of current report	251,703,216	13,750,641	237,952,581	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

September 18,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
18/09/2002	BUY	50,000	SOCIAL	22.40	1,120,000	ACCIV	Balance as of last report	10,952,800	572,677,521
18/09/2002	BUY	20,000	SOCIAL	22.43	448,600	ACCIV			
18/09/2002	BUY	209,000	SOCIAL	22.50	4,702,500	ACCIV			
18/09/2002	BUY	86,000	SOCIAL	22.60	1,943,600	ACCIV			
18/09/2002	BUY	39,200	SOCIAL	22.61	886,312	ACCIV			
18/09/2002	BUY	20,000	SOCIAL	22.65	453,000	ACCIV			
18/09/2002	BUY	10,000	SOCIAL	22.70	227,000	ACCIV			
18/09/2002	BUY	65,000	SOCIAL	22.80	1,482,000	ACCIV			
18/09/2002	BUY	800	SOCIAL	22.82	18,256	ACCIV			
							Balance as of current report	11,452,800	572,177,521
								Balance as of last report	Balance as of current report
TOTAL		500,000			11,281,268		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	251,703,216	13,750,641	237,952,581	-
Balance as of current report	262,984,484	14,378,363	248,606,127	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

September 19,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
19/09/2002	BUY	1,000,000	SOCIAL	21.45	21,453,305	ACCIV	Balance as of last report	11,452,800	572,177,521
							Balance as of current report	12,452,800	571,177,521
								Balance as of last report	Balance as of current report
TOTAL		1,000,000			21,453,305		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	262,984,484	14,378,363	248,606,127	-
Balance as of current report	284,437,789	15,633,809	268,803,987	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No. 82-4609

COMPANY NAME

September 20,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
20/09/2002	BUY	25,000	SOCIAL	21.40	535,000	ACCIV	Balance as of last report	12,452,800	571,177,521
20/09/2002	BUY	79,000	SOCIAL	21.50	1,698,500	ACCIV			
20/09/2002	BUY	14,600	SOCIAL	21.55	314,630	ACCIV			
20/09/2002	BUY	25,400	SOCIAL	21.56	547,624	ACCIV			
20/09/2002	BUY	76,000	SOCIAL	21.60	1,641,600	ACCIV			
20/09/2002	BUY	30,000	SOCIAL	21.70	651,000	ACCIV			
							Balance as of current report	12,702,800	570,927,521
								Balance as of last report	Balance as of current report
TOTAL		250,000			5,388,354		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	284,437,789	15,633,809	268,803,986	-
Balance as of current report	289,826,143	15,947,670	273,878,480	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

September 30,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
30/09/2002	BUY	20,000	SOCIAL	21.24	424,800		Balance as of last report	12,702,800	570,927,521
30/09/2002	BUY	290,000	SOCIAL	21.25	6,162,500				
30/09/2002	BUY	140,000	SOCIAL	21.35	2,989,000				
							Balance as of current report	13,152,800	570,477,521
								Balance as of last report	Balance as of current report
TOTAL		450,000			9,576,300		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	289,826,143	15,947,670	273,878,480	-
Balance as of current report	299,402,443	16,512,620	282,889,830	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.